United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

 Subject: Water and Water Resources. Cluster: Administrative. Identification: POL-0032-G / Version: 01. Use: Public. Deliberation: DDE 095/2025. Issued in: 17/11/2025 Responsible: Corporate Sustainability Department Review up to: 17/11/2030 1 Administrative Policy 1. General Guidelines Establish the General Guidelines for Vale S.A (“Vale” or “Company”) in the responsible management of water, water resources, and wastewater throughout the life cycle of its projects, with the objective of increasing efficiency and sustainability, aiming for the rational, socially equitable, environmentally sustainable, and economically viable use of water, considering an inclusive process for Stakeholders and adopting an approach aligned with the Water Management Pillars, the Water Resources Structuring Plan, and the Water Target 2030. In this context, the following Guidelines are established: • Hydrological context and operational resilience: Strengthen knowledge, through partnerships with scientific institutions, regarding Operational Water Aspects, as well as the Hydrological, Climatic, Physical, and Socioeconomic Context of the Watersheds where Vale operates, promoting Responsible Water Resources Management and Risk and Impact Management throughout the project life cycle, acting with Operational Excellence, and fostering the incorporation of Water Efficiency practices and the allocation of resources for preventive and adaptive actions, especially in Critical Regions. • Protection, conservation, and regeneration of Water Resources: Leverage Positive Outcomes for Nature, considering the quantity, quality, and availability of water in the watersheds where Vale operates, developing actions aimed at water efficiency and replenishment, restoration, conservation of springs and water bodies, and fostering investments in research, development, and innovation. • Participatory management and transparent dialogue with stakeholders: Act Collaboratively with Stakeholders to promote equitable access to water, considering the Hydrological, Climatic, Physical, and Socioeconomic Context of the Watersheds, as well as the cultural and environmental diversity of the regions where the Company operates, contributing to strengthening its reputation. 2. Applicability This Policy applies to Vale and its subsidiaries1, always observing the social status, the respective constitutive documents and applicable legislation, and must be observed by employees and key management personnel. 3. References • POL-0001-G – Code of Conduct. • POL-0005-G – Human Rights Policy. • POL-0009-G – Risk Management Policy. • POL-0012-G – Climate Changes Policy. • POL-0019-G – Sustainability Policy. • POL-0035-G – Vale’s Management Model Policy. • POL-0041-G – Management of Misconduct Policy. • ICMM: International Council on Mining and Metals. Water reporting: Good practices guide. • IFC: Performance Standard 3: Resource Efficiency and Pollution Prevention. • CEO Water Mandate: Setting Site Water Targets Informed by Catchment Context: A Guide for Companies. • United Nations Sustainable Development Goals (“SDGs”). 1 To find out more about the classification of subsidiaries, see POL-0043-G - Vale Group Company and Entity Management Policy. 2 Water and Water Resources Policy POL-0032-G Rev.: 01 - 17/11/2025 DDE 095/2025 PUBLIC 4. Definitions Act Collaboratively: Practice active listening and maintain communication channels with Stakeholders, seeking to promote open and transparent dialogue, considering different perspectives and interests, with agility in responding to received feedback. Clients: Any individual or legal entity, including intermediaries, that purchases products or services from Vale and/or its Subsidiaries. Climate Change: Refers to a change in the state of the climate that can be identified (e.g., through statistical tests) by changes in the mean and/or variability of its properties, and that persists for an extended period, typically decades or longer. These changes may be attributed to internal natural processes of the climate system or external forcings, such as solar cycle modulations, volcanic eruptions, and persistent anthropogenic changes in atmospheric composition or land use. Critical Regions: Regions where Water Resources are under greater pressure, whether due to scarcity, quality, use conflicts, climate vulnerability, and/or impacts resulting from human activities, requiring specific management strategies, prioritization of actions, and strengthening of operational water resilience. Efficient Water Use: Use of a smaller volume of water in operational processes while maintaining productivity, through the adoption of technologies and practices aimed at promoting water efficiency, prioritizing the reduction of conventional source use and expanding the utilization of sustainable sources, such as reuse, rainwater harvesting, and renewed water. Employees: Any employee of Vale and/or Subsidiaries, permanent or temporary, interns, apprentices, and/or trainees. Hydrological, Climatic, Physical, and Socioeconomic Context of Watersheds: Refers to the natural and anthropogenic characteristics of Watersheds, including rainfall regime, flows, temperature, humidity, climate variability, relief, geology, land use and occupation, water availability, and multiple water uses, as well as socioeconomic conditions. Impact Management: Apply the mitigation hierarchy to avoid, minimize, mitigate, and/or compensate for potential negative socio-environmental impacts resulting from the Company’s activities and act to enhance positive impacts, as defined in the Sustainability Policy, “POL 019-G.” Leverage Positive Outcomes for Nature: For the purposes of this policy, through investment in restoration, environmental conservation, nature-based solutions, and research, development, and innovation, drive positive outcomes for biodiversity, climate, water, and people, based on engagement and empowerment of local communities, including Indigenous Peoples and traditional communities, and partnerships beyond our borders. Contribute to discussions on transformative external agendas that seek to promote positive outcomes for nature. Operational Excellence: For the purposes of this Policy, specifically regarding water and Water Resources, it includes managing water aspects by fostering the implementation of effective controls, preventive actions, incorporation of practices to reduce the use of conventional water sources, and expansion of the use of sustainable sources. Operational Water Aspects: Characteristics of the Company’s activities, products, or services that may interact with Water Resources, encompassing everything the Company consumes, generates, emits, or intervenes in the water environment. Includes abstraction (surface and groundwater), dewatering, use, consumption, storage, reuse, disposal, and treatment of water and effluents, as well as water replenishment. Also considers associated impacts, such as flow alterations, pressure on water sources, risks to water quality, and maintenance of multiple uses. Qualified Person in Water Resources (QP): Employee dedicated to Water Resources issues, with a systemic view of the operational unit or complex, responsible for integrating water management into the Company’s various cross-functional areas. Responsible Water Resources Management: Rational, socially equitable, environmentally sustainable, and economically viable water use, achieved through an inclusive process involving Stakeholders, considering the Watershed and local impacts of Climate Change. Risk: The effect of uncertainty on organizational objectives, which manifests in many ways and can potentially impact all business dimensions, as defined in the Risk Management Policy, “POL-0009-G.” 3 Water and Water Resources Policy POL-0032-G Rev.: 01 - 17/11/2025 DDE 095/2025 PUBLIC Stakeholders: For the purposes of this Policy, these include communities, media, investors, Employees, public agencies, Non-Governmental Organizations (NGOs), academia, Clients, Suppliers, and other companies. Suppliers: Any individuals or legal entities that provide goods and/or services to Vale, including but not limited to consultants, agents, commercial representatives, political advisors, brokers, intermediaries, among others. Water and Wastewater Management Program (WWMP): A structured set of information and actions defined to ensure Responsible Water Resources and effluent management at the operational unit level. Water Target 2030: A goal aimed at reducing, per ton produced, the abstraction of freshwater from conventional sources used in Vale’s operational processes, aligned with the concept of operational water efficiency and the UN Agenda 2030 SDGs, prioritizing regions with higher Water Stress risk. Water Management Pillars: Four pillars: (i) governance: establishes responsibilities, policies, and regulatory compliance; (ii) monitoring and control: aims to ensure efficient water use; (iii) Water Risk Management: assesses physical, regulatory, and climate threats, promoting resilience; and (iv) stakeholder engagement: seeks to strengthen dialogue and collaborative solution-building, focusing on watershed-based management. Water Resources Structuring Plan 2030: Plan established in 2018 to guide the Company’s strategic actions in each of the Water Management Pillars. The Plan also integrates socio-environmental2 goals voluntarily assumed by Vale and is aligned with various sustainability thematic axes. Water Resources: Quantity of surface or groundwater available for any type of use in each region or Watershed. Water Risks: The possibility of an event related to water availability, quality, use, or management occurring, causing impacts on operations, the environment, reputation, or communities. Involves physical, quality, regulatory, and reputational risks. Water Stress: Occurs when total water demand exceeds the available quantity during a given period, or when inappropriate water quality restricts its use. Watershed: The entire drainage area or natural catchment of rainwater, whose upper limit is the watershed divide (topographic divide), which enables surface runoff to the main channel and its tributaries, encompassing all existing water and land uses within its boundaries. 5. Water Resources and Wastewater Governance According to Vale’s Risk Management Policy and Standard, the Company’s Risks, including Water Risks, are identified, monitored, reported, and reviewed by the appropriate management positions up to the Board of Directors level, with the Executive Committee supported by the Executive Risk Committees, according to their area of responsibility. Additionally, to promote uniformity in handling and proper guidance on matters related to Water Resources, Vale has the Water and Wastewater Resources Forum. Led by the corporate Sustainability area, the forum brings together Qualified Persons responsible for Water Resources management at operational units, as well as the relevant corporate technical areas. At the operational unit level, there is the Water and Wastewater Resources Technical Group, which aims to integrate the various teams that contribute to Water Resources management, such as environment, engineering, hydrogeology, operations, maintenance, control centers, among others. 6. Responsibilities Executive Committee: • Approve this Policy and its amendments. Executive Vice President General Counsel • Evaluate this Policy and any proposed changes, advising all instances involved on applicable legal aspects. Executive Vice Presidency of Finance and Investor Relations: 2 Consult at https://vale.com/esg/our-commitments 4 Water and Water Resources Policy POL-0032-G Rev.: 01 - 17/11/2025 DDE 095/2025 PUBLIC • Monitor the execution of dissemination actions related to this Policy. Sustainability Vice Presidency: • Draft and propose this Policy and its amendments to the Executive Committee. Corporate sustainability, territory management and private social investment director: • Establish guidelines for water management, including the management of Water Risks and reliability of relevant assets for projects and operations, promoting the integration of technical and environmental criteria from the early planning stages through post-closure. • Provide technical support to the first line of defense, aiming at operational water resilience, protection, conservation and regeneration of Water Resources, and participatory management and transparent dialogue with stakeholders. • Recognize and support the implementation of the QP role as a technical-operational link in Water Resources management within operations. • Train operational and management teams on Water Risks, strengthening a culture of prevention and rapid response. • Monitor and control environmental performance through Efficient Water Use at all stages of operation, aligned with Vale’s operational and environmental goals. • Participate, directly or through representative entities, in forums of interest related to Water Resources management in the Watersheds where Vale operates. • Establish and monitor the measurable Water Target 2030, considering the specific characteristics of the Watersheds where Vale operates, including the level of Water Stress, integrated into the corporate strategy and aligned with the SDGs. Qualified Person in Water Resources (QP): • Establish and coordinate the Water and Wastewater Resources Technical Group of the respective operational unit together with representatives of the main water-using areas. • Develop and deploy the Water and Wastewater Management Program (WWMP) together with water-using areas of the respective operational unit, in accordance with technical guidelines described in internal standards. Audit and Compliance Department: • Evaluate the effectiveness of dissemination actions related to this Policy. 7. Disclosure and Dissemination This policy will be archived and published by the Executive Vice-Presidency of Finance and Investor Relations in Vale's official repositories for internal and external audiences. The Technology and Innovation Department will be responsible for promoting the necessary actions to disseminate this Policy. 8. Consequence Management Vale's Whistleblowing Channel can be used by anyone, inside or outside the company, who wants to report a case of suspicion or violation of our code of conduct and the guidelines of this Policy. Failure to comply with this policy will be subject to the terms of the Misconduct Management Policy, “POL-0041- G”. 9. Review Deadline This Policy must be revised within a maximum period of 5 (five) years, or whenever necessary, to keep its content updated. 10. Final Provisions 5 Water and Water Resources Policy POL-0032-G Rev.: 01 - 17/11/2025 DDE 095/2025 PUBLIC In case of conflict between this Policy and Vale's By Laws, the latter will prevail, and this Policy must be changed as necessary. This policy comes into effect on the date of its approval by Vale's Executive Committee. 11. Approvals Areas: Description: Corporate Sustainability Department. Elaboration. Executive Vice Presidency of Finance and Investor Relations. Review / Recommendation. Executive Vice President General Counsel. Review / Recommendation. Audit and Compliance Department. Review / Recommendation. Executive Committee – DDE 095 /2025. Approval.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 10, 2025		Director of Investor Relations